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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE ONE FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 RXR PLAZA
(No. and Street)

UNIONDALE	NY	11553
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD GUILFOYLE 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER, & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVE.	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS JENNINGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE ONE FINANCIAL, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MEMBER CEO

Title

MARTINA ODIAKA
Notary Public, State of New York
No. 01OD6174034
Qualified in Nassau County
Commission Expires Sept. 10, 2011



Notary Public

2/24/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE ONE FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS



Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Commerce One Financial, Inc.

We have audited the accompanying statement of financial condition of Commerce One Financial, Inc. (the Company), as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce One Financial, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 23, 2010

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 39,133	
Accounts receivable from clearing organization	406,385	
Property and equipment - net of accumulated depreciation of $67,668	7,265	
Security deposit and other assets	72,199	
TOTAL ASSETS		$ 524,982

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 196,767	
Total Liabilities		$ 196,767
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000	
Additional paid-in-capital	183,180	
Retained Earnings	130,035	
Total Shareholder's Equity		328,215
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 524,982

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Income		
Commission income		$ 3,070,430
Interest and other income		422,107
Total income		3,492,537
Expenses		
Officer's and employees' compensation and benefits	$ 2,071,633	
General and administrative expenses	222,152	
Rent and occupancy	223,914	
Clearing and execution	122,276	
Communications	73,063	
Licenses and registration	34,464	
Depreciation	13,457	
Total expenses		2,760,959
Net Income		$ 731,578

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - January 1, 2009	$ 15,000	$ 183,180	$ 201,772	$ 399,952
Distributions	-	-	(803,315)	(803,315)
Net income	-	-	731,578	731,578
Balance - December 31, 2009	$ 15,000	$ 183,180	$ 130,035	$ 328,215

See accompanying notes to financial statements

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 731,578
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 13,457	
Changes in assets and liabilities:		
Accounts receivable from clearing organization	(238,471)	
Security deposits and other assets	(36,034)	
Accounts payable and accrued expenses	103,370	
Total adjustments		(157,678)
Net Cash Provided by Operating Activities		573,900
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(6,777)	
Net Cash Used by Investing Activities		(6,777)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholder	(803,315)	
Advances to/from shareholder	247,653	
Net Cash Used by Financing Activities		(555,662)
NET INCREASE IN CASH		11,461
CASH AND CASH EQUIVALENTS - BEGINNING		27,672
CASH AND CASH EQUIVALENTS - END		$ 39,133

See accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the SEC engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Uniondale, New York and derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company became a member of Financial Industry Regulatory Authority ("FINRA") on January 16, 2000.

2. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records securities transactions and related revenue and expenses on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and trade accounts receivables and payables for which carrying values approximate fair values due to the short maturities of those instruments.

ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, the Company's income or loss and credits are passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Accordingly, no federal or state income taxes are provided. In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2009, had no effect on the Company's financial statements. Management concluded there were no material uncertain tax positions at either January 1, 2009 or December 31, 2009, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state income tax returns in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense was $2,597 for the year ended December 31, 2009.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill it contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2010, the date the financial statements were available for issuance.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2009, The Financial Accounting Standards Board (FASB), issued authoritative guidance on revenue recognition, consolidation of variable interest entities and fair value disclosures for non-financial assets and liabilities, which are not yet effective for the Company's financial statements. Management believes that these pronouncements will not be applicable to its financial statements or if applicable will not have a material impact on the Company's financial statements upon adoption.

3. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION

The receivables balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required. The receivable includes a deposit for $25,000 with the clearing organization required by its agreement with the Company.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7 years	$ 74,933
Less: Accumulated depreciation		67,668
Net property and equipment		$ 7,265

Depreciation expense for the year ended December 31, 2009 was $13,457.

5. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan that covers all eligible employees. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a percentage of their compensation, subject to statutory limitations, to their retirement accounts, which vest immediately. The Company may, at its discretion, make a matching or a profit sharing contribution. Profit sharing contributions are vested gradually over a five-year period at the rate of 20% a year. For the year ended December 31, 2009, the Company made a matching contribution of $7,850.

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under various operating leases for office space and an automobile. As of December 31, 2009, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended December 31,	
2010	$ 124,656
2011	120,158
2012	124,363
2013	128,716
2014	133,221
Thereafter	126,361
	$ 757,475

Rent expense for the year ended December 31, 2009 was $223,914.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $248,752, which was $235,634 in excess of its required net capital of $13,118. The Company's net capital ratio was 0.79 to 1.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 328,215
Less: non-allowable assets	79,463
Net Capital	$ 248,752

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 13,118
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 235,634
Excess net capital at 1000%	$ 229,075
Ratio: Aggregate indebtedness to net capital	.79 to 1.00

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

COMMERCE ONE FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2009	$ 399,952
Distributions to shareholder for year ended December 31, 2009	(803,315)
Net income for the year ended December 31, 2009	731,578
Total ownership equity – December 31, 2009	328,215
Less: Non-allowable assets	79,463
Audited net capital	248,752
Net capital per Focus Report Part IIA	248,752
Difference	$ -



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

Board of Directors
Commerce One Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Commerce One Financial, Inc. (the Company),as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 23, 2010



Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Commerce One Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Commerce One Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Commerce One Financial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Commerce One Financial, Inc.'s management is responsible for Commerce One Financial Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (copies of checks), noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments, reported in Form SIPC-7T with supporting documentation noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052032 Finra Dec
Commerce One Financial INC
515 RXR Plaza
Uniondale NY 11556

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6648

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2093)

7-10-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4555

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4555

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce One Financial INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of February, 2010.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2748535

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 89198

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 89198

2d. SIPC Net Operating Revenues $ 2659337

2e. General Assessment @ .0025 $ 6648

(to page 1 but not less than $150 minimum)